UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                            Trex Medical Corporation
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89531R 10 1
                                 --------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               January 31, 2000
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             (Date of Event which Requires Filing of this Statement)

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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186

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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY

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            4              SOURCE OF FUNDS*


                           OO

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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware

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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          25,800,230
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           25,800,230
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           25,800,230

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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]

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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                           79.0%

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            14             TYPE OF REPORTING PERSON *

                           CO
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


     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Trex Medical Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 23,558,109 Shares were beneficially owned by ThermoTrex Corporation ("ThermoTrex"), a majority-owned subsidiary of the Reporting Person.

     Through the largest of its four operating segments, measurement and detection, the Reporting Person is a leading provider of analytical and monitoring instruments used in everything from life sciences research to food and beverage production. The Reporting Person serves the healthcare market through its biomedical segment and is a recognized leader in heart-assist devices, respiratory-care equipment, neurodiagnostics, and mammography systems. Through its energy and environment segment, the Reporting Person develops and operates power plants and offers a range of environmental consulting and resource management services. The Reporting Person is also a major producer of paper-recycling equipment and provides water-clarification and fiber-recovery products and services through its recycling and resource recovery segment. In addition, the Reporting Person conducts a broad range of advanced technology R&D.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 4.     Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     On January 31, 2000, the Reporting Person issued a press release stating that the Reporting Person plans to sell the Issuer.

     Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

     Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

     (a) The Shares beneficially owned by the Reporting Person include 2,242,121 Shares, or approximately 7.0% of the outstanding Shares, owned directly by the Reporting Person, and 23,558,109 Shares, or approximately 72.1% of the outstanding Shares, owned by ThermoTrex. Of the 23,558,109 Shares owned by ThermoTrex, 678,541 Shares are issuable to ThermoTrex if it elects to convert in full the remaining principal amount of the 4.2% Convertible Subordinated Note (the "Note") issued by the Issuer to ThermoTrex on October 2, 1996. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 326,051 Shares or approximately 1.0% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 292,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person, as of January 1, 2000, is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
Samuel W. Bodman                                              0
Peter O. Crisp                                            4,500
Elias P. Gyftopoulos                                     41,956
George N. Hatsopoulos                                    41,188
John N. Hatsopoulos                                      32,263
Brian D. Holt                                             4,000
Frank Jungers                                             3,850
John T. Keiser                                           20,000
Paul F. Kelleher                                          9,000
Earl R. Lewis                                            38,851
Robert A. McCabe                                          7,050
Theo Melas-Kyriazi                                       54,000
Robert W. O'Leary                                             0
Hutham S. Olayan                                         48,393
William A. Rainville                                     20,000
Richard F. Syron                                              0
Roger D. Wellington                                       1,000
All directors and current executive                     326,051
officers as a group (17 persons)

(1) Shares reported as beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. Rainville, Mr. Wellington and all directors and executive officers as a group include
1,500,  40,000,  40,000,  32,000,  4,000, 1,000, 20,000,  6,000, 32,000,  1,000,
54,000, 40,000, 20,000, 1,000 and 292,500 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos include 16 Shares owned by his spouse. Shares beneficially owned by Dr. Gyftopoulos, Ms. Olayan and all directors and current executive officers as a group include 956, 3,393 and 4,349 Shares, respectively, allocated to their respective accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Ms. Olayan do not include Shares owned by Crescent International Holdings Ltd., a member of the Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent International Holdings Ltd.

     (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

     As set forth in Item 4 hereof, the Reporting Person has announced that it plans to sell the Issuer.

     Of the 25,800,230 Shares beneficially owned by the Reporting Person, (a) 195,400 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans and
(b) 678,541 Shares are issuable to ThermoTrex if it elects to convert in full the remaining principal amount of the Note. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 51,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias Gyftopoulos has the right to acquire 40,000 Shares within 60 days; Dr. George Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John Hatsopoulos has the right to acquire 32,000 Shares within 60 days; Mr. Paul Kelleher has the right to acquire 6,000 Shares within 60 days; Mr. Earl Lewis has the right to acquire 32,000 Shares within 60 days; Mr. Theo Melas-Kyriazi has the right to acquire 50,000 Shares within 60 days; and Ms. Hutham Olayan has the right to acquire 40,000 Shares within 60 days.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: February 1, 2000                  THERMO ELECTRON CORPORATION

                                        By:  /s/ Theo Melas-Kyriazi
                                             ----------------------------------
                                             Theo Melas-Kyriazi
                                             Vice President and Chief
                                             Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Chairman of the Board, Thermo
                                             Electron
George N. Hatsopoulos:                       Director and Chairman Emeritus,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron